Exhibit 99.1

MIX TELEMATICS LIMITED (Incorporated in the Republic of South Africa) (Registration number 1995/013858/06) JSE share code: MIX ISIN: ZAE000125316 NYSE share code: MIXT (“MiX” or “the company”)

CHANGE TO THE BOARD OF DIRECTORS

Shareholders of MiX Telematics are advised that, Mrs Megan Pydigadu has tendered her resignation as Chief Financial Officer and member of the board to pursue a new career opportunity in a non-competitive industry.

Mrs Pydigadu will serve a 3 month notice period to ensure a smooth transition of the finance function and an announcement on her successor will be made in due course.

Stefan Joselowitz, Chief Executive Officer at MiX Telematics, said: “On behalf of the Board and staff of MiX Telematics we thank Megan for her valuable contribution to the company over the past six and a half years.”  Mr Joselowitz added “Megan has provided valuable support to the business and has established a strong financial team under her. We wish her everything of the best in her future endeavours.”

Mrs Pydigadu thanked MiX Telematics for the opportunities provided to her over the last six and a half years.  She added “I have witnessed the company grow into a leading global telematics provider and I wish the team continued success into the future.”

Mrs Pydigadu has exercised a tranche of 750,000 share options on the JSE (equivalent to 30,000 ADRs on the NYSE) and her intention is to sell this quantity.

15 November 2016

JSE sponsor